Filed by IManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

On August 6, 2003, Mahmood Panjwani, President and Chief Executive Officer of iManage, Inc., sent an email message to iManage’s partners. The text of the email message follows.

Subject line: iManage and Interwoven Merge—Letter from iManage’s CEO

I am very pleased to inform you that this afternoon we announced the signing of a definitive agreement between iManage and Interwoven whereby the two companies will merge.

This merger will create a formidable new company that is focused 100% on end-to-end enterprise class content management solutions. Our combined products will provide our customers with the industry’s first “next-generation” Enterprise Content Management (ECM) platform—a single integrated solution that addresses the complete content lifecycle, from initial creation and collaboration, through distribution, reuse, archival and disposition—for all types of content.

Besides tremendous product synergies, this merger also results in a larger company with greater financial resources, world-class talent, a huge customer base and worldwide reach. As a result of the increased resources of the combined company, this merger will enable us to accelerate the implementation of our product roadmap and strategic vision, and will allow us to continue to build on our exciting innovations such as e-mail management and matter centric collaboration.

As some of you know, Interwoven (www.interwoven.com) is headquartered in Sunnyvale, California, and is a leading provider of Web Content management and digital asset management software. The company’s solutions are used by over 1,200 organizations around the world including Jones Day, Air France, Cisco Systems, General Electric, General Motors and Yamaha. For the trailing twelve month period, Interwoven recognized over $110 million in revenue and as of June 30th had a cash balance of $162 million and no debt. Interwoven is a publicly-traded company and trades on the NASDAQ stock market under the symbol “IWOV.”

Earlier this year we announced a strategic partnership with Interwoven, in particular because we have shared the same vision: to build next generation enterprise content management solutions that manage the complete content lifecycle. With Interwoven’s best-of-breed offerings for Web Content management and digital asset management, and our industry leading document management and collaboration solutions, our products are extremely complementary and synergistic. So, it is very logical that today we take the next step and combine our businesses in order to provide the most complete next generation ECM offerings.

Highlights of the new company include:

•	Over 2,500 customers combined, with very little overlap, which represents a tremendous cross-sell and up-sell opportunity.
•	Combined revenue of $155 million will make it the 62nd largest software company in the world.
•	Strong balance sheet, highlighted by a cash position of approximately $160MM and virtually no debt means that the company’s stability and viability are beyond question.
•	Our commitment to profitability will remain strong. We expect both revenue and cost synergies to be a significant contributor toward achieving profitability targets.

•	Singular focus with 100% of revenue being generated by content management software and services.

We believe that the combined company is in a unique position to pair WorkSite’s leading document management and collaboration functionality with products from Interwoven to enable us to deliver next generation content driven web and workflow applications that serve your users and your clients better than previously possible. The iManage network of more than 150 partners is very important to Interwoven in helping us offer our integrated products. With this merger, Interwoven gains access to you, significantly enhancing the combined company’s reach in North America and Latin America. Additionally, they gain a partner network that specializes in the legal market – a new and important industry to Interwoven. And iManage will be able to harness Interwoven’s systems integrator relationships as well as its enterprise partner strength in Europe and Asia Pacific where we will be able achieve critical mass in these relatively untapped markets.

The transaction is expected to close in the fourth quarter of 2003 at which time Martin Brauns, Interwoven’s Chairman and CEO, will become Chairman and CEO of the combined entity. I will assume the newly created role of Vice Chairman of the Board of Directors. Dave Allen, Interwoven’s current Chief Financial Officer (CFO), will remain the CFO of Interwoven through January of 2004, at which time John Calonico will assume the role of CFO for the combined company. Additionally, after the transaction closes, Rafiq Mohammadi will join Interwoven’s current CTO Jack Jia to be part of a newly created area for the combined company titled, “Office of the CTO.”

There are a few different ways to obtain more information on this merger:

•	First of all, we have issued a press release after the market close today which provides details on the transaction (www.imanage.com/under the News & Events section).
•	Next, iManage and Interwoven will hold a joint conference call for the investor community on Wednesday at 2pm PT; details for listening to the call are on our website. Replays will also be available after the call. Consult www.imanage.com for more details.
•	Finally, to learn more, please join us for a customer webinar presented by our management team focused on you, our partners. Please follow this link to log in to the webinar on Thursday at 8am PT:

Please click here or

(https://imanageevents.webex.com/imanageevents/e.php?AT=MI&EventID=77132231&Host=9fcf7f15420a042e054359)

This is a password protected website created specifically for our clients. The password is document (we ask that you not share this with non-iManage clients). For additional information, please visit our website at www.imanage.com and follow the link to the iManage/Interwoven news section.

I am very proud of the iManage team and what we have accomplished as a company. As I have stated in the past, our primary objective at iManage has been to build a powerful company that is a force to be reckoned with in the enterprise content management industry. This merger with Interwoven is consistent with this objective and will allow us to be in an even stronger position going forward. Never have I seen two companies come together in a more complementary manner. It’s a very exciting time and I looking forward to the path before us.

Many thanks,

Mahmood

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This presentation and related slides contain forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, industry ranking, timing of closing, market or customer needs, organizational structure and execution of integration plans are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products and enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the failure of reseller and OEM programs to develop as expected; the impact of world and geopolitical events on sales cycles and transaction closure rates; and actual or perceived declining economic conditions that could negatively affect sales and profits; other risks that are described from time to time in Interwoven’s and iManage’s Securities and Exchange Commission reports (including but not limited to iManage’s annual report on Form 10-K for the year ended December 31, 2002, Interwoven’s annual report on Form 10-K for the year ended December 31, 2002, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s or iManage’s results could differ materially from either company’s expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements in this presentation and related slides.

These filings are available on a Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Interwoven intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Interwoven and iManage, and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Interwoven and iManage. Investors and security holders of Interwoven and iManage are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Interwoven, iManage and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

Interwoven and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Interwoven and iManage in favor of the transaction. A list of the names of Interwoven’s executive officers and directors, and a description of their respective interests in Interwoven, are set forth in the proxy statement for Interwoven’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Interwoven’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

iManage and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of iManage and Interwoven in favor of the transaction. A list of the names of iManage’s executive officers and directors, and a description of their respective interests in iManage, are set forth in the proxy statement for iManage’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2003. Investors and security holders may obtain additional information regarding the interests of iManage’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.